Exhibit 99.1

Clearmind Medicine Strengthens Scientific Advisory Board with Appointment of Prof. Joseph Tam

Hebrew University of Jerusalem professor is an expert on obesity and metabolic syndrome

Tel Aviv, Israel / Vancouver, Canada, May 08, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, has appointed Professor Joseph (Yossi) Tam, D.M.D., Ph.D., to its Scientific Advisory Board (“SAB”). Prof. Tam is the Head of the Obesity and Metabolism Laboratory and the Director of the Multidisciplinary Center for Cannabinoid Research at the Hebrew University of Jerusalem.

Prof. Tam is also a member of the Harvey M. Krueger Family Center for Nanoscience and Nanotechnology, served as president of the International Cannabinoid Research Society, and was a postdoctoral fellow at the National Institute on Alcohol Abuse and Alcoholism (NIAAA) of the NIH.

“One of our goals is to work closely with leading researchers around the world to investigate our proprietary compounds for new revolutionary treatments for addictions and mental health disorders,” said Clearmind CEO, Dr. Adi Zuloff-Shani. “We are very encouraged by the preclinical data generated in Prof. Tam’s laboratory as we believe this could make a tremendous difference to patients suffering with obesity and metabolic disorders, who at present have limited options available to them.”

“Our strong IP portfolio includes numerous innovative compounds in the field of psychedelic-derived therapeutics, and preclinical data suggests they could make a huge difference to patients with obesity, contributing to weight loss and normalization of insulin levels,” added Dr. Zuloff-Shani.

“I believe in the power of collaboration to bring innovative solutions to major health challenges,” said Prof. Tam. “By joining Clearmind Medicine’s Scientific Advisory Board, I look forward to carrying out significant strides in the discovery and development of novel psychedelic-derived therapeutics for obesity and metabolic disorders.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.